[LOGO]

GRUPO TMM COMPANY CONTACT:                        AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer           Kristine Walczak (general
011-525-55-629-8790                               investors, analysts and media)
(jacinto.marina@tmm.com.mx)                       312-726-3600
                                                  (kwalczak@dresnerco.com)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)


FOR IMMEDIATE RELEASE
MONDAY, OCTOBER 28, 2002


          GRUPO TMM ANNOUNCES A TFM RECEIVABLE OF $822 MILLION NET FROM
                            VALUE ADDED TAX LAWSUIT

       o    Grupo TMM Equity Improves $195 Million

       o    TFM Liquidity and Financial Measurements Improve Substantially

       o    Grupo TMM Expects to Commence Bond Exchange Offering Shortly

       o    Operating Performance Remains Stable in Difficult Environment

       o    Port Traffic Increasing Because of U.S. Labor Disputes

Mexico City, October 28, 2002 -Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico's busiest railway, TFM, announced that the decision from TFM's value added tax lawsuit reached by the Mexican Magistrates Court on September 25, 2002, is estimated to exceed net $800 million and is not subject to appeal by the Mexican government. As a result of the Court's decision, the company is expecting to receive a new tax certificate shortly, which we believe can be monetized within the next 12 months.

Jose Serrano, chairman of Grupo TMM and Grupo TFM said, "This decision will greatly enhance the credit worthiness and financial strength of Grupo TMM's railroad, and in the short-term create an opportunity to de-lever TFM and to create a platform for its eventual recognition as investment grade. Moving forward, this decision could allow for the merger of Grupo TFM and TFM as a possible result of negotiation with the Mexican government, which may reduce the risk of the Put, creating tremendous value for Grupo TMM and its partner KCS. As a result of this decision, Grupo TMM's equity value has increased by $195 million and debt to equity ratios have improved at both Grupo TMM and TFM. The decision reaffirms the new government's commitment to the rule of law and to transparency, and should instill confidence in foreign and national investors as to the integrity and responsiveness of the judicial system."


                                     -more-

The decision by the Magistrates Court joins a list of strategic accomplishments for Grupo TMM throughout 2002 that include: 1) the repurchase of the equity interest in Grupo TFM from the Mexican government in July; 2) the refinancing of debt and reduction of commercial paper at TFM in September; 3) the improvement of Grupo TMM's liquidity through a securitization of revenue and other short-term instruments; and 4) the merger of Grupo TMM's share classes in August and September, which provides for ease of communication within the investment community and aligns the interests of all shareholders.

"The VAT decision serves as an important turning point in the financial strength of TFM, now and in the future," Serrano continued. "This action together with Grupo TMM's proposed exchange offer for its outstanding bonds will give not only TFM, but Grupo TMM, a solid platform for both financial and operating success consistent with the company's long-term business plan to extend maturities while de-levering the company."

There is a possibility that any third party in a separate proceeding could seek to make a claim against TFM as a result of the fiscal court's ruling in compliance with the federal court's ruling, although TFM does not believe that any third party has grounds to make any claim and that any such claim if made, would not have any merit.

Securitization Program Extension and Debt Exchange at Grupo TMM

The company further announced today that it had completed an extension of its securitization program, which has now been funded. The extension of the current program by $30 million enhances the company's short-term liquidity.

Additionally, consistent with its announcement on August 29, 2002, to extend the company's debt profile, Grupo TMM intends to offer to exchange new debt securities for all of the outstanding 9 1/2 percent Senior Notes due 2003 and 10 1/4 percent Senior Notes due 2006.

In connection with the exchange offer, the company also expects to solicit consents from the holders of the outstanding 9 1/2 percent Senior Notes due 2003 and 10 1/4 percent Senior Notes due 2006, to amend or eliminate certain of the covenants contained in indentures governing those notes. The company expects to commence the offers as soon as practical after the registration statement is declared effective and it has obtained the necessary authorizations.

As noted above, the company is focused on not only its longer term positioning, but is committed to improving its short-term liquidity. The $30 million securitization extension, described earlier has been funded. After the bond exchange concludes, the company expects to have available the second traunch of the senior convertible notes, previously announced in May, of up to $32.5 million (as announced previously, the first traunch of that convertible linked security continues to be paid off in cash because management continues to believe that the company's current share price does not reflect its fair market value), which together is expected to provide over $60 million during the fourth quarter. The company is additionally exploring the sale of non-Mexican assets, and in the fourth quarter will continue to improve working capital.

Javier Segovia, president of Grupo TMM stated, "Grupo TMM continues to be profitable in a difficult environment. We are focused on delivering high quality service to our customers which puts us in a position to increase our growth and profitability as the economy improves.


                                     -more-

"We believe that the key market drivers for integrated logistics are still in place," Segovia continued. "We are focused on increasing volume and enhancing our distribution network. These efforts will reduce costs, improve reliability and provide greater serviceability to our clients, positioning us for Mexican and North American market opportunities."

Segment Results

TFM's carload volume for the third quarter of 2002 increased by 5.8 percent, but net revenue decreased by 2.9 percent, or $4.8 million, over the same period of last year. Revenue was affected by the impact of a sluggish economy and reduced shipments of finished autos and grain imports to Mexico, which were down for the quarter by 26 percent compared to last year, because domestic grain production experienced a record year. In comparing auto to last year, both the Mexico City Ford and Chrysler plants have been closed, the Ford production for exports moving to Hermosillo in northwest Mexico and to the United States, and the Chrysler production to Encantada. TFM attained an operating EBITDA of $60.3 million (without Mexrail) for the quarter, which excludes the impact of the VAT receivable. The quarter produced an operating margin of 24.5 percent.

TFM's net revenue decreased $1.8 million in the first nine months of 2002 over the same period of last year. EBITDA was $183.9 million (without Mexrail) in the period, a 38 percent EBITDA margin. Operating profit increased 5.8 percent in the period versus 2001. The first nine months produced an operating ratio of
75.1 percent (operating margin of 24.9 percent), a 1.5 percentage point increase compared to the same period of 2001. No growth occurred in Mexican exports and imports were down by 0.9 percent. Truck-to-rail conversion, particularly in intermodal, continues to expand at double-digit rates and positions the company for stronger growth as recessionary conditions end in both the United States and Mexico. TFM has revised its operational EBITDA target of $280 million this year to $255 million excluding the VAT receivable, because of the economic conditions cited above. Additionally, the company provided significant fourth quarter event information that will impact favorably Chemical and Grain volumes and revenues.

At TexMex, grain imports, which normally represent 50 percent of TexMex revenues, were down as described previously. As grain imports return to normal levels at TexMex, we believe that the property is now positioned for growth.

For the company's Ports and Terminals division, revenues increased 11.2 percent in the third quarter of 2002 compared to 2001 in spite of storage revenue being down due to better operations in Manzanillo. Due to recently signed customer agreements and governmental approval of additional port facilities in Manzanillo, the division has increased expenditures in the first nine months of 2002 to prepare for this expansion growth. In the third quarter, the division further reduced SG&A by an annual run rate of $0.5 million at Mexico City corporate headquarters, while operating margin in the third quarter decreased by
5.1 percentage points over the third quarter of 2001. The third quarter of 2001 represented an extremely robust world trade volume, which was impacted by events in September of 2001.

Grupo TMM anticipates that the Manzanillo terminal will continue to grow in volume and revenue, and within the next 18 months construction of the expansion yards and one of two berths should be completed. Toward the end of the third quarter and throughout the fourth quarter, the port continues to receive incremental volume due to the west coast port slow down. Finally, passenger activity at Cozumel increased by 117 percent compared to the third quarter of last year


                                     -more-

(74 vessels total third quarter), and for the first nine months increased by 84 percent compared to the same period last year (277 vessels total in nine months).

The Specialized Maritime division for the first nine months has increased operating profit by 14.6 percent. This primarily occurred as supply ship revenue increased by 48 percent in the same period, indicating strong oil exploration activity in the Gulf of Mexico. Product tankers in the third quarter of 2002 were impacted by one vessel being repaired and used in the spot market which produced increased costs and precluded it from producing steady revenue. This same vessel was Mexican flagged in September and was subsequently awarded a one-year PEMEX charter. This action now places four vessels in PEMEX service.

The company's Logistics division has been setting new records for RoadRailer and intermodal equipment managed. The division has tightened per diem allowances by reducing the loading cycle and is adding additional RoadRailers and trailers to their operations. The logistics group continues its growth in the intermodal terminal operations and is adding new equipment to reduce their maintenance and rental costs. Also on the 3PL business, Ford has become a new customer of the line feeding segment. The trucking division continues to convert their assets into dedicated service contracts avoiding the uncertainty of the spot market.

Grupo TMM, without TFM, produced an operating EBITDA (without the effect of the VAT) of $15.5 million. It should be noted that this total no longer includes Mexrail which is now a part of TFM.

"We are managing through what is clearly a significant global economic downturn
- which has produced new mixtures of revenue, balance of trades and product patterns," said Segovia. "In spite of these changes, the company has maintained stability and strengthened its unique position which will make Grupo TMM stronger as the economy improves."


                                     -more-

                             CONSOLIDATED GRUPO TMM*
                           *All numbers in thousands*

Grupo TMM - Third Quarter 2002 vs. 2001

Third Quarter 2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Specialized
                                  TFM         Tex-Mex        Ports         Maritime      Logistics       Other         Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                            163,183       12,269         27,641         29,346         19,512        (4,614)      247,337
--------------------------------------------------------------------------------------------------------------------------------
Costs                              123,177       12,323         17,191         25,364         16,973        (4,585)      190,443
--------------------------------------------------------------------------------------------------------------------------------
Gross Result                                        (54)        10,450          3,982          2,539           (29)         n.a.
--------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                       (0.4%)         37.8%          13.6%          13.0%         (0.6%)         n.a.
--------------------------------------------------------------------------------------------------------------------------------
SG & A (Estimate)                                   975          2,134          2,405          1,328         4,726       11,568
--------------------------------------------------------------------------------------------------------------------------------
Operating Results                   40,006       (1,029)         8,316          1,577          1,211        (4,755)       45,326
--------------------------------------------------------------------------------------------------------------------------------
Operating Margin                      24.5%        (8.4%)         30.1%           5.4%           6.2%       (103.0%)        18.3%
--------------------------------------------------------------------------------------------------------------------------------

Third Quarter 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Specialized
                                  TFM         Tex-Mex        Ports         Maritime      Logistics       Other         Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                            168,035       11,645         24,859         29,713         20,201        (4,025)      250,428
--------------------------------------------------------------------------------------------------------------------------------
Costs                              126,975       11,877         13,438         22,683         17,652        (4,036)      188,589
--------------------------------------------------------------------------------------------------------------------------------
Gross Result                                       (232)        11,421          7,030          2,549            11          n.a.
--------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                      (2.0%)          45.9%          23.7%          12.6%          0.3%         n.a.
--------------------------------------------------------------------------------------------------------------------------------
SG & A (Estimate)                                   680          2,679          2,303          2,195         4,028        11,886
--------------------------------------------------------------------------------------------------------------------------------
Operating Results                   41,060         (912)         8,742          4,727            354        (4,017)       49,954
--------------------------------------------------------------------------------------------------------------------------------
Operating Margin                     24.4%        (7.8%)          35.2%          15.9%           1.8%        (99.8%)        19.9%
--------------------------------------------------------------------------------------------------------------------------------

Grupo TMM - First Nine Months 2002 vs. 2001

First Nine Months 2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Specialized
                                  TFM         Tex-Mex        Ports         Maritime      Logistics       Other         Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                            494,162       38,385         79,931          94,991        58,593       (13,175)      752,887
--------------------------------------------------------------------------------------------------------------------------------
Costs                              371,206       36,312         51,067          79,510        51,572       (13,031)      576,636
--------------------------------------------------------------------------------------------------------------------------------
Gross Result                                      2,073         28,864          15,481         7,021          (144)         n.a.
--------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                        5.4%          36.1%           16.3%         12.0%         (1.1%)         n.a.
--------------------------------------------------------------------------------------------------------------------------------
SG & A (Estimate)                                 2,809          6,363           7,139         3,986        13,295        33,591
--------------------------------------------------------------------------------------------------------------------------------
Operating Results                  122,956         (736)        22,501           8,342         3,035       (13,439)      142,660
--------------------------------------------------------------------------------------------------------------------------------
Operating Margin                      24.9%       (1.9%)          28.2%            8.8%          5.2%       (102.0%)        18.9%
--------------------------------------------------------------------------------------------------------------------------------

First Nine Months 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Specialized
First Six Months 2001             TFM         Tex-Mex        Ports         Maritime      Logistics       Other         Total
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Revenue                            495,982       40,789         73,883         87,489         53,073        (9,346)      741,870
--------------------------------------------------------------------------------------------------------------------------------
Costs                              379,789       39,742         38,450         72,740         42,241        (9,371)      563,591
--------------------------------------------------------------------------------------------------------------------------------
Gross Result                                      1,047         35,433         14,749         10,832            25          n.a.
--------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                        2.6%          48.0%          16.9%          20.4%          0.3%         n.a.
--------------------------------------------------------------------------------------------------------------------------------
SG & A (Estimate)                                 3,036          8,058          7,473          5,954        12,088        36,609
--------------------------------------------------------------------------------------------------------------------------------
Operating Results                  116,193       (1,989)        27,375          7,276          4,878       (12,063)      141,670
--------------------------------------------------------------------------------------------------------------------------------
Operating Margin                      23.4%        (4.9%)         37.1%           8.3%           9.2%       (129.1%)        19.1%
--------------------------------------------------------------------------------------------------------------------------------


                                     -more-

Grupo TMM will broadcast its third quarter conference call and presentation for investors over the Internet at http://www.firstcallevents.com/service/ajwz367627896gf12.html on Tuesday,
October 29, 2002, at 11:00 a.m. EST. To listen to the live call, please go to the site early to register, download and install any necessary audio software, or dial 800-366-7449 (domestic) or 303-262-2130 (international). A replay will also be available for 90 days after the conclusion of the call at this web site.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company's management, as well as on assumptions made by and information currently available to the company at the time such statements were made. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. -Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risk factors and additional information are included in the company's reports on Forms 6K and 20-F on file with the Securities and Exchange Commission.

                          Financial Tables to Follow...


                                     -more-

                        Grupo TMM, S.A. and subsidiaries
                       * Consolidated Statement of Income
                             - millions of dollars -

===========================================================================================================================
                                                                          Three months ended           Nine months ended
                                                                            September 30,                September 30,
                                                                         2002          2001            2002         2001
===========================================================================================================================
Revenue from freight and services                                       247.337       250.428        752.887       741.870
---------------------------------------------------------------------------------------------------------------------------

Cost & expenses of operation                                           (166.767)     (165.946)      (506.300)     (495.951)
---------------------------------------------------------------------------------------------------------------------------

Depreciation & amortization of vessels and operating equipment          (23.676)      (22.643)       (70.336)      (67.640)
---------------------------------------------------------------------------------------------------------------------------

                                                                         56.894        61.839        176.251       178.279
---------------------------------------------------------------------------------------------------------------------------

Administrative expenses                                                 (11.568)      (11.886)       (33.591)      (36.609)
---------------------------------------------------------------------------------------------------------------------------

Operating income                                                         45.326        49.953        142.660       141.670
===========================================================================================================================

Financial (expenses) income, net                                        (41.665)      (34.151)      (109.927)     (100.443)
---------------------------------------------------------------------------------------------------------------------------

Exchange (loss) gain - Net                                               (3.131)       (7.949)       (14.048)       (4.382)
---------------------------------------------------------------------------------------------------------------------------
                                                                        (44.796)      (42.100)      (123.975)     (104.825)
---------------------------------------------------------------------------------------------------------------------------

Other income (expense) - Net (1)                                        180.724        (3.673)       181.212        47.687
---------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                     181.254         4.180        199.897        84.532
===========================================================================================================================

Provision for taxes                                                     (19.099)        9.275         (1.837)       (4.379)
---------------------------------------------------------------------------------------------------------------------------

Income before minority interest                                         162.155        13.455        198.060        80.153
===========================================================================================================================

Minority interest                                                         5.200       (13.206)       (22.339)      (72.876)
---------------------------------------------------------------------------------------------------------------------------

Net income                                                              167.355         0.249        175.721         7.277
===========================================================================================================================

Weighted average outstanding shares (millions)                           56.963        56.698         56.963        56.698
Earnings per share (dollars / share)                                       2.94          0.00           3.08          0.13

Outstanding shares at end of period (millions)                           56.963        56.698         56.963        56.698
Earnings per share (dollars / share)                                       2.94          0.00           3.08          0.13
===========================================================================================================================

*     Prepared in accordance with International Accounting Standards

(1) Including Grupo TMM's share in the profit after tax related to the VAT award Net


                                     -more-

                        Grupo TMM, S.A. and subsidiaries
                          * Consolidated Balance Sheet
                             - millions of dollars -

===================================================================================================================
                                                                  September 30,              December 31,
                                                                     2002                        2001
===================================================================================================================
CURRENT ASSETS
Cash and cash equivalents                                            65.418                      87.628
-------------------------------------------------------------------------------------------------------------------
Accounts receivable
   Accounts receivable - Net                                        153.147                     151.610
-------------------------------------------------------------------------------------------------------------------
   Other accounts receivable                                        153.988                     154.846
-------------------------------------------------------------------------------------------------------------------
   Prepaid expenses                                                  47.524                      42.072
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                          420.077                     436.156
===================================================================================================================

DUE FROM MEXICAN GOVERNMENT - NET                                   822.229                      81.892
-------------------------------------------------------------------------------------------------------------------
VESSELS, EQUIPMENT AND PROPERTY                                   1,956.704                   1,968.289
===================================================================================================================
OTHER ASSETS                                                         124.13                      99.426
===================================================================================================================
DEFERRED TAXES                                                      145.135                     267.549
===================================================================================================================
ASSETS OF DISCONTINUING BUSINESS                                      0.500                       0.500
===================================================================================================================
                                                                  3,468.775                   2,853.812
===================================================================================================================

CURRENT LIABILITIES

Bank loans and current maturities of long term liabilities          235.905                     332.957
-------------------------------------------------------------------------------------------------------------------
Suppliers                                                            77.262                      77.454
-------------------------------------------------------------------------------------------------------------------
Other accounts payable and accrued expenses                         191.586                     119.170
-------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                     504.753                     529.581
===================================================================================================================

REVENUE AND COSTS OF VOYAGES IN PROCESS-NET                          (0.402)                      0.008
===================================================================================================================
DEFERRED TAXES                                                      193.033                      28.798
===================================================================================================================
LONG-TERM LIABILITIES
   Bank loans and other obligations                               1,225.385                     953.171
-------------------------------------------------------------------------------------------------------------------
   Other long-term liabilities                                       67.003                      75.926
-------------------------------------------------------------------------------------------------------------------
      Total long-term liabilities                                 1,292.388                   1,029.097
===================================================================================================================
                                                                  1,989.772                   1,587.484
===================================================================================================================

MINORITY INTEREST                                                 1,106.888                   1,089.397
===================================================================================================================
STOCKHOLDERS'EQUITY
   Common stock                                                     121.158                     121.158
-------------------------------------------------------------------------------------------------------------------
   Retained earnings                                                268.714                      73.530
-------------------------------------------------------------------------------------------------------------------
   Initial accumulated translation loss                             (17.757)                    (17.757)
-------------------------------------------------------------------------------------------------------------------
                                                                    372.115                     176.931
===================================================================================================================
                                                                  3,468.775                   2,853.812
===================================================================================================================

*     Prepared in accordance with International Accounting Standards


                                     -more-

                        Grupo TMM, S.A. and subsidiaries
                      * Consolidated Statement of Cash Flow
                             - millions of dollars -

=========================================================================================================================
                                                              Three months ended            Nine months ended
                                                                September 30,                 September 30,
                                                               2002       2001              2002        2001
=========================================================================================================================
OPERATIONS
   Income before results                                     167.355       0.249          175.721         7.277
-------------------------------------------------------------------------------------------------------------------------
Charges (credits) to income not affecting resources:

      Depreciation & amortization                             31.650      28.069           87.374        81.719
-------------------------------------------------------------------------------------------------------------------------
      Minority interest                                       14.429      13.206           41.968        72.876
-------------------------------------------------------------------------------------------------------------------------
      Results on sale of assets                                4.993       1.860            0.832       (58.886)
-------------------------------------------------------------------------------------------------------------------------
      Deferred income taxes                                   18.475      (9.547)           0.561         3.291
-------------------------------------------------------------------------------------------------------------------------
      Other non-cash items                                  (214.490)     10.424         (187.941)       27.343
-------------------------------------------------------------------------------------------------------------------------
   Total non-cash items                                     (144.943)     44.012          (57.206)      126.343
-------------------------------------------------------------------------------------------------------------------------
      Changes in assets & liabilities                         33.412       3.891          (25.591)      (35.805)
-------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                        (111.531)     47.903          (82.797)       90.538
-------------------------------------------------------------------------------------------------------------------------

   Net cash (used in) provided by operating activities        55.824      48.152           92.924        97.815
=========================================================================================================================

INVESTMENT
   Proceeds from sales of assets (net)                         0.983       6.740            1.883        15.957
-------------------------------------------------------------------------------------------------------------------------
   Payments for purchases of assets                         (190.012)    (29.256)        (263.836)      (80.246)
-------------------------------------------------------------------------------------------------------------------------
   Sale of subsidiarie, net of cash sold                                   0.062                          2.502
-------------------------------------------------------------------------------------------------------------------------
   Dividends paid to minority partners                        (2.078)                      (2.751)       (0.022)
-------------------------------------------------------------------------------------------------------------------------
   Dividends from  non-consolidates subsidiaries                                            1.173
-------------------------------------------------------------------------------------------------------------------------
   Purchase & sale of marketable securities (net)                          0.015                          0.290
-------------------------------------------------------------------------------------------------------------------------

   Net cash (used in) provided by investment activities     (191.107)    (22.439)        (263.531)      (61.519)
=========================================================================================================================

FINANCING

   Short-term borrowings (net)                                37.406      (2.773)          41.131        (6.441)
-------------------------------------------------------------------------------------------------------------------------
   Principal payments under capital lease obligations          0.352      (0.029)          (0.054)       (4.820)
-------------------------------------------------------------------------------------------------------------------------
   (Repurchase) sale of accounts receivable (net)             (1.093)                      (2.163)
-------------------------------------------------------------------------------------------------------------------------
   Repayment of long-term debt                              (330.247)    (14.457)        (340.742)      (25.438)
-------------------------------------------------------------------------------------------------------------------------
   Proceeds from issuance of long-term debt                  249.836       5.971          427.327        14.870
-------------------------------------------------------------------------------------------------------------------------
   New capital lease obligations                                                                          2.980
-------------------------------------------------------------------------------------------------------------------------
   (Paid) Proceeds from convertible notes                     (9.602)                      22.898
-------------------------------------------------------------------------------------------------------------------------

   Net cash (used in) provided by financing activities       (53.348)    (11.288)         148.397       (18.849)
=========================================================================================================================

   Net increase (decrease) in cash                          (188.631)     14.425          (22.210)       17.447
-------------------------------------------------------------------------------------------------------------------------
   Cash at beginning of period                               254.049      90.269           87.628        87.247
-------------------------------------------------------------------------------------------------------------------------
   Cash at end of period                                      65.418     104.694           65.418       104.694
=========================================================================================================================

*     Prepared in accordance with International Accounting Standards


                                     -more-

                        Grupo TMM, S.A. and subsidiaries
                     Statement of Income (without Railroad)
                             - millions of dollars -

==========================================================================================================================
                                                                     Three months ended             Nine months ended
                                                                        September 30,                 September 30,
                                                                      2002        2001              2002         2001
==========================================================================================================================
Revenue from freight and services                                    76.354       85.711           246.434      253.175
--------------------------------------------------------------------------------------------------------------------------

Cost of freight and services                                        (56.453)     (61.684)         (184.636)    (181.109)
--------------------------------------------------------------------------------------------------------------------------

Depreciation of vessels and operating equipment                      (2.961)      (3.249)           (9.212)      (9.981)
--------------------------------------------------------------------------------------------------------------------------

                                                                     16.940       20.778            52.586       62.085
--------------------------------------------------------------------------------------------------------------------------

Administrative expenses                                             (10.593)     (11.886)          (31.955)     (36.609)
--------------------------------------------------------------------------------------------------------------------------

Operating income                                                      6.347        8.892            20.631       25.476
==========================================================================================================================

Financial (expenses) income, net                                    (14.535)     (13.747)          (41.627)     (37.245)
--------------------------------------------------------------------------------------------------------------------------

Exchange (loss) gain - Net                                           (0.046)      (0.788)            0.349       (1.377)
--------------------------------------------------------------------------------------------------------------------------

                                                                    (14.581)     (14.535)          (41.278)     (38.622)
--------------------------------------------------------------------------------------------------------------------------

Other income (expense) - Net (1)                                    182.762        0.296           190.992        1.909
--------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                 174.528       (5.347)          170.345      (11.237)
==========================================================================================================================

Provision for taxes                                                   2.789        2.175            17.506        6.466
--------------------------------------------------------------------------------------------------------------------------

Income before minority interest                                     177.317       (3.172)          187.851       (4.771)
==========================================================================================================================

Minority interest                                                    (4.482)      (1.641)          (14.548)     (14.051)
--------------------------------------------------------------------------------------------------------------------------

Net income before results for investment in TFM                     172.835       (4.813)          173.303      (18.822)
==========================================================================================================================

Interest in TFM                                                      (5.480)       5.062             2.418       26.099
--------------------------------------------------------------------------------------------------------------------------

Net income                                                          167.355        0.249           175.721        7.277
==========================================================================================================================

Weighted average outstanding shares (millions)                       56.963       56.698            56.963       56.698
Earnings per share (dollars / share)                                   2.94         0.00              3.08         0.13

Outstanding shares at end of period (millions)                       56.963       56.698            56.963       56.698
Earnings per share (dollars / share)                                   2.94         0.00              3.08         0.13
==========================================================================================================================

*     Prepared in accordance with International Accounting Standards

(1) Including Grupo TMM's share in the profit after tax related to the VAT award Net


                                     -more-

                        Grupo TMM, S.A. and subsidiaries
                        Balance Sheet (without Railroad)
                             - millions of dollars -

===============================================================================================================
                                                                      September 30,             December 31,
                                                                         2002                      2001
===============================================================================================================
CURRENT ASSETS
Cash and cash equivalents                                               30.195                     34.842
---------------------------------------------------------------------------------------------------------------
Accounts receivable
   Accounts receivable - Net                                            49.290                     63.837
---------------------------------------------------------------------------------------------------------------
   Other accounts receivable                                            61.191                     76.357
---------------------------------------------------------------------------------------------------------------
   Prepaid expenses                                                      9.427                     10.165
---------------------------------------------------------------------------------------------------------------
      Total current assets                                             150.103                    185.201
===============================================================================================================

VESSELS, EQUIPMENT AND PROPERTY                                        143.986                    201.566
===============================================================================================================
INVESTMENT IN TFM                                                      627.274                    406.309
===============================================================================================================
OTHER ASSETS                                                            44.482                     43.134
===============================================================================================================
DEFERRED TAXES                                                         145.135                    134.062
===============================================================================================================
ASSETS OF DISCONTINUING BUSINESS                                         0.500                      0.500
===============================================================================================================
                                                                     1,111.480                    970.772
===============================================================================================================

CURRENT LIABILITIES

Bank loans and current maturities of long term liabilities             235.624                     68.021
---------------------------------------------------------------------------------------------------------------
Suppliers                                                               30.143                     34.916
---------------------------------------------------------------------------------------------------------------
Other accounts payable and accrued expenses                            118.208                    120.651
---------------------------------------------------------------------------------------------------------------
      Total current liabilities                                        383.975                    223.588
===============================================================================================================
REVENUE AND COSTS OF VOYAGES IN PROCESS-NET                             (0.402)                     0.008
===============================================================================================================
DEFERRED TAXES                                                           16.08                     28.798
===============================================================================================================
LONG-TERM LIABILITIES
   Bank loans and other obligations                                    202.526                    380.096
---------------------------------------------------------------------------------------------------------------
   Other long-term liabilities                                          38.514                     53.767
---------------------------------------------------------------------------------------------------------------
      Total long-term liabilities                                      241.040                    433.863
===============================================================================================================

                                                                       640.693                    686.257
===============================================================================================================

MINORITY INTEREST                                                       98.672                    107.584
===============================================================================================================

STOCKHOLDERS' EQUITY
   Common stock                                                        121.158                    121.158
---------------------------------------------------------------------------------------------------------------
   Retained earnings                                                   268.714                     73.530
---------------------------------------------------------------------------------------------------------------
   Initial accumulated translation loss                                (17.757)                   (17.757)
---------------------------------------------------------------------------------------------------------------
                                                                       372.115                    176.931
===============================================================================================================

                                                                     1,111.480                    970.772
===============================================================================================================

*     Prepared in accordance with International Accounting Standards


                                     -more-

                        Grupo TMM, S.A. and subsidiaries
                    Statement of Cash Flow (without Railroad)
                             - millions of dollars -

======================================================================================================================
                                                               Three months ended           Nine months ended
                                                                   September 30,                September 30,
                                                               2002           2001           2002          2001
----------------------------------------------------------------------------------------------------------------------
OPERATIONS
   Income before results from discontinuing business          167.355       0.249           175.721         7.277
----------------------------------------------------------------------------------------------------------------------

Charges (credits) to income not affecting resources:

      Depreciation & amortization                               9.127       7.957            22.219        21.276
----------------------------------------------------------------------------------------------------------------------
      Interest in TFM                                          (1.567)     (5.062)           (9.465)      (26.099)
----------------------------------------------------------------------------------------------------------------------
      Minority interest                                         4.482       1.641            14.548        14.051
----------------------------------------------------------------------------------------------------------------------
      Results on sale of assets                                 0.235      (0.043)           (7.974)       (0.522)
----------------------------------------------------------------------------------------------------------------------
      Deferred income taxes                                    (3.413)     (2.447)          (18.782)       (7.554)
----------------------------------------------------------------------------------------------------------------------
      Other non-cash items                                   (178.746)      3.181          (174.937)        7.847
----------------------------------------------------------------------------------------------------------------------
   Total non-cash items                                      (169.882)      5.227          (174.391)        8.999
----------------------------------------------------------------------------------------------------------------------
      Changes in assets & liabilities                          21.211       5.264            14.214       (17.440)
----------------------------------------------------------------------------------------------------------------------
   Total adjustments                                         (148.671)     10.491          (160.177)       (8.441)
----------------------------------------------------------------------------------------------------------------------

   Net cash (used in) provided by operating activities         18.684      10.740            15.544        (1.164)
======================================================================================================================

INVESTMENT
   Proceeds from sales of assets (net)                          0.262       0.261             0.939         9.350
----------------------------------------------------------------------------------------------------------------------
   Payments for purchases of assets                            (8.958)     (8.587)          (17.716)      (33.174)
----------------------------------------------------------------------------------------------------------------------
   Sale of subsidiarie, net of cash sold                                    0.062            11.996         2.502
----------------------------------------------------------------------------------------------------------------------
   Dividends paid to minority partners                         (2.078)                       (2.751)       (0.022)
----------------------------------------------------------------------------------------------------------------------
   Dividends from  non-consolidates subsidiaries                                              1.173
----------------------------------------------------------------------------------------------------------------------

   Net cash (used in) provided by investment activities       (10.774)     (8.249)           (6.359)      (21.054)
======================================================================================================================

FINANCING
   Short-term borrowings (net)                                  2.432      (2.773)          (33.771)       (6.441)
----------------------------------------------------------------------------------------------------------------------
   Principal payments under capital lease obligations          (0.018)     (0.016)           (0.054)       (0.048)
----------------------------------------------------------------------------------------------------------------------
   (Repurchase) sale of accounts receivable (net)              (1.093)                       (2.163)
----------------------------------------------------------------------------------------------------------------------
   Repayment of long-term debt                                 (0.247)                       (0.742)       (0.438)
----------------------------------------------------------------------------------------------------------------------
   (Paid) Proceeds from convertible notes                      (9.602)                       22.898
----------------------------------------------------------------------------------------------------------------------

   Net cash (used in) provided by financing activities         (8.528)     (2.789)          (13.832)       (6.927)
======================================================================================================================

   Net increase (decrease) in cash                             (0.618)     (0.298)           (4.647)      (29.145)
----------------------------------------------------------------------------------------------------------------------
   Cash at beginning of period                                 30.813      25.362            34.842        54.209
----------------------------------------------------------------------------------------------------------------------
   Cash at end of period                                       30.195      25.064            30.195        25.064
======================================================================================================================

*     Prepared in accordance with International Accounting Standards


                                     -more-

           GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.AND
               SUBSIDIARIES ("GRUPO TFM") OPERATIONAL RESULTS FOR
                            THE THIRD QUARTER OF 2002

Grupo TFM experienced 5.7 percent growth in volume during the third quarter in spite of the economic downturn and no recovery in foreign trade. The growth reflected higher volume in the intermodal, chemical, cement and mineral product segments. The continuing conversions of traffic from truck to rail transport also contributed to third quarter volume. Although revenues were impacted by a
6.6 percent devaluation of the peso, traffic mix and a 4 percent lower average length of haul compared to the same quarter of last year, consolidated net revenues for the three months ended September 30, 2002 were $175.3 million, which represents an increase of $7.3 million or 4.3 percent from revenues of $168.0 million for the same period in 2001, this figure includes $12.1 million from Mexrail operations which are consolidated with Grupo TFM since the second quarter 2002.

Consolidated operating profit for the third quarter of 2002 was $38.7 million, including a $1.3 million operating loss from Mexrail operations, representing a decrease of $2.4 million from the third quarter of 2001. The operating ratio (operating expenses as a percentage of revenues) for the third quarter of 2002 was 77.9 percent including Mexrail operations (75.5 percent without Mexrail). Operating expenses were reduced during the third quarter as a result of continuous cost control measures and a more efficient operation.

Operational Results for the Nine Months Ended September 30, 2002

Consolidated net revenues for the nine months ended September 30, 2002 were $519.1 million, which represents an increase of $23.1 million, or 4.7 percent, from the nine months ended September 30, 2001 including the $24.9 million from Mexrail operations mentioned above.

Consolidated operating profit for the nine months ended September 30, 2002 was $121.2 million, resulting in an operating ratio of 76.6 percent. The consolidated operating ratio without Mexrail was 75.1 percent.

Financial Expenses

Net financial expenses incurred in the nine months ended September 30, 2002 were $68.3 million including $22.6 million of amortization of discount debentures and $7.0 million of interest of the new $180.0 million bond maturing in 2012. Grupo TFM recognized a $14.4 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

EBITDA

EBITDA (as defined in our bond indentures) for the nine months ended September 30, 2002 was $1,005.5 million, or $183.2 without the VAT effect compared to the $178.6 million EBITDA for the first nine months of 2001.

Liquidity and Capital Resources

As of September 30, 2002, the accounts receivable balance had decreased to $195.7 million from $219.9 million at December 31, 2001 mainly due to the recovery of interline accounts and the reimbursement of the dividend that was declared null. Outstanding trade receivables were below 30 days.


                                     -more-

Grupo TFM made capital expenditures of $180.0 million during the third quarter of 2002. Gross capital expenditures for the first nine months of 2002 were $52.2 million invested in the improvement of Grupo TFM and Mexrail lines, additions in operating capacity and intermodal terminals.

As of September 30, 2002, Grupo TFM had an outstanding net debt balance of $981.2 million, including the refinanced $122.0 million of U.S. commercial paper, the new $128.0 Term Loan and $41.9 million of cash and cash equivalents. During September 2002, Grupo TFM refinanced its U.S. Commercial Paper Program with a new U.S. Commercial Paper and the Term Loan referred above. During June 2002, Grupo TFM issued $180 million of 12.50 percent senior notes due 2012. The net proceeds from this new debt have been used during July 2002, to acquire the shares of Grupo Transportacion Ferroviaria Mexicana consisting of 24.6 percent of the total capital stock, held by Ferrocarriles Nacionales de Mexico.

VAT Award

On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on a value added tax claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justica Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. The new decision of the Fiscal Court must be issued in accordance with the guidelines of the Federal Court. TFM has been advised that the Federal Court's order is not subject to appeal by the Mexican government. However, the Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. There is a possibility that any third party in a separate legal proceeding could seek to make a claim against TFM, as a result of the tax court ruling in compliance with the federal court ruling, although TFM considers that it has grounds to defend itself from such an action and that such a claim would not have any merit.

The face value of the VAT certificate at issue is approximately $206 million, and the amount of any recovery will reflect that principal amount adjusted for inflation and interest accruals from 1997. Based upon the language of the Federal Court's order and the advice of legal counsel, TFM remains confident about the ultimate outcome of this matter; however, the recovery, including the timing and final amount thereof, must await the conclusion of the legal process.


                                     -more-

--------------------------------------------------------------------------------
This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. -Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.
--------------------------------------------------------------------------------

                          Financial Tables to Follow...


                                     -more-

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                        Consolidated Statement of Income
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                          Three months ended                 Nine months ended
                                             September 30,                     September 30,
                                     ---------------------------   ------------------------------
                                       2002 (1)           2001             2002 (1)        2001
                                     ---------         ---------         ---------      ---------
Transportation revenues                175,304         $ 168,036           519,091      $ 495,982
                                     ---------         ---------         ---------      ---------

Operating expenses                    (115,906)         (107,581)         (336,731)      (322,129)
Depreciation and amortization          (20,716)          (19,394)          (61,124)       (57,659)
                                     ---------         ---------         ---------      ---------
                                      (136,622)         (126,975)         (397,855)      (379,788)
                                     ---------         ---------         ---------      ---------

Operating profit                        38,682            41,061           121,236        116,194
                                     ---------         ---------         ---------      ---------

Other income (expenses) - net          532,411            (3,969)          525,151         45,777
                                     ---------         ---------         ---------      ---------

Financial gains (expenses) - net       (27,130)          (20,404)          (68,301)       (63,198)
Exchange loss - net                     (3,085)           (7,161)          (14,397)        (3,005)
                                     ---------         ---------         ---------      ---------
Net comprehensive financing cost       (30,215)          (27,565)          (82,698)       (66,203)
                                     ---------         ---------         ---------      ---------

Income before taxes                    540,878             9,527           563,689         95,768
     and minority interest
Deferred income tax                    (21,888)            7,100           (19,343)       (10,845)
                                     ---------         ---------         ---------      ---------
Income before minority interest        518,990            16,627           544,346         84,923

Minority interest                     (103,816)           (3,159)         (108,639)       (17,029)

                                     ---------         ---------         ---------      ---------
Net income for the period            $ 415,174         $  13,468         $ 435,707      $  67,894
                                     =========         =========         =========      =========

(1) It includes second and third quarter figures of Mexrail, Inc. and Subsidiary.

(2)   Includes $534.4 of VAT refund after tax.

        The consolidated financial statements were prepared in accordance with International Accounting Standards.


                                     -more-

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                           Consolidated Balance Sheet
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                                                     September 30,  December 31,
                                                                         2002 (1)       2001
                                                                      ----------     ----------
Assets
Current assets
    Cash and cash equivalents                                         $   41,921     $   52,786
    Accounts receivable - net                                            195,737        219,939
    Due from Mexican Government - net                                    822,229         81,892
    Materials and supplies                                                20,396         22,262
    Other current assets                                                  17,700          9,645
                                                                      ----------     ----------
         Total current assets                                          1,097,983        386,524

Concession, property and equipment - net                               1,820,097      1,773,361
Other assets                                                              35,345         11,942
Deferred income tax                                                            0        133,487
                                                                      ----------     ----------
Total assets                                                          $2,953,425     $2,305,314
                                                                      ==========     ==========

Liabilities and stockholders' equity
Current liabilities

    Short-term debt  and capital lease obligation                     $      281     $  264,936
    Accounts payable and accrued expenses                                127,683         96,125
                                                                      ----------     ----------
         Total current liabilities                                       127,964        361,061
    Long-term debt  and capital lease obligation                       1,022,859        573,075
    Deferred income tax                                                  176,953              0
    Other non-current liabilities                                         27,086         20,769
                                                                      ----------     ----------
         Total long-term liabilities                                   1,226,898        593,844
                                                                      ----------     ----------
Total liabilities                                                      1,354,862        954,905
                                                                      ----------     ----------
Minority interest                                                        440,987        391,589
                                                                      ----------     ----------
Stockholders' equity
    Capital stock                                                        807,008        807,008
    Effect on purchase of subsidiary shares                             -236,951              0
    Retained earnings                                                    587,519        151,812
                                                                      ----------     ----------
         Total stockholders' equity                                    1,157,576        958,820
                                                                      ----------     ----------
Total liabilities and stockholders' equity                            $2,953,425     $2,305,314
                                                                      ==========     ==========

(1)   It includes Mexrail, Inc. and Subsidiary.

        The consolidated financial statements were prepared in accordance with International Accounting Standards.


                                     -more-

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                      Consolidated Statement of Cash Flows
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                                                  Three months ended               Nine months ended
                                                               -----------------------         ------------------------
                                                                     September 30                    September 30
                                                               -----------------------         ------------------------
                                                                2002 (1)        2001            2002 (1)         2001
                                                               ---------      --------         ---------      ---------
Cash flows from operating activities:
Net income for the period                                      $ 415,174      $ 13,468         $ 435,707      $  67,894
                                                               ---------      --------         ---------      ---------
Adjustments to reconcile net income to net cash
   provided by operating activities :
          Depreciation and amortization                           20,716        19,394            61,124         57,659
          Discount on senior secured debentures                        0        11,638            22,560         33,686
          Amortization of deferred financing costs                  (701)          965             3,555          2,534
          Other non cash item                                    127,026        (2,981)          132,070        (27,165)
          Changes in working capital                             102,720         3,393            81,839        (29,765)
          Net effect on VAT recovery                            (534,449)            0          (534,449)             0
                                                               ---------      --------         ---------      ---------
          Total adjustments                                     (284,688)       32,409          (233,301)        36,949
                                                               ---------      --------         ---------      ---------
Net cash provided by operating activities                        130,486        45,877           202,406        104,843
                                                               ---------      --------         ---------      ---------
Cash flows from investing activities:
          Investment in Mex-Rail                                       0             0           (44,000)             0
          Acquisitions of property and equipment - net           (18,018)      (21,945)          (52,242)       (44,813)
          Sale of equipment                                          838           791             1,062            919
                                                               ---------      --------         ---------      ---------
Net cash used in investing activities                            (17,180)      (21,154)          (95,180)       (43,894)
                                                               ---------      --------         ---------      ---------
Cash flows from financing activities:
        Proceeds from (payments of) commercial paper - net      (173,190)      (10,000)         (143,262)       (10,130)
          Proceeds from Senior Notes - net                             0             0           152,656              0
          Proceeds from term loan                                128,000             0           128,000              0
       Principal payments under capital lease obligations              0             0                 0         (4,227)
          Acquisitions of GTFM's shares                         (256,130)            0          (256,130)             0
                                                               ---------      --------         ---------      ---------
Net cash (used in) provided by financing activities             (301,320)      (10,000)         (118,736)       (14,357)
                                                               ---------      --------         ---------      ---------
Increase in cash and cash equivalents                           (188,014)       14,723           (11,510)        46,592
Cash and cash equivalents
          Beginning of period                                    229,290        64,907            52,786         33,038
                                                               ---------      --------         ---------      ---------
          End of period                                        $  41,276      $ 79,630         $  41,276      $  79,630
                                                               =========      ========         =========      =========

(1) It includes second and third quarter figures of Mexrail, Inc. and Subsidiary

        The consolidated financial statements were prepared in accordance with International Accounting Standards.


                                      -30-